Exhibit 99.129

ENCORE ENERGY COMPLETES SALE OF CEBOLETTA URANIUM PROJECT, NEW MEXICO

TSX.V: EU

OTCQB: ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, May 26, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) announced today the completion of the sale of the Cebolleta Uranium Project (“Ceboletta”), New Mexico to Future Fuel Corporation (“Future Fuels”) (CSE: AMPS) for 11,308,250 common shares representing approximately 15.90% on an undiluted basis of the outstanding shares of Future Fuels and $250,000 USD. This transaction is the first major step in monetizing assets held by enCore which are not in the Company’s production pipeline, further enabling enCore’s execution of its goal to become the next producer of American uranium.

William M. Sheriff, Executive Chair stated: “enCore Energy is focused on providing necessary and reliable, clean energy in the United States by advancing the Rosita Plant and our Texas assets towards production. The sale of Cebolleta provides significant equity in Future Fuels, enhancing our already healthy balance sheet which will see us bring our Rosita Plant back into production and deliver on our uranium sales agreements in 2023. We are committed to adding value to the Company while seeking to minimize shareholder dilution on our path to production.”

Rosita Central Uranium Processing Plant (Rosita Plant)

enCore’s Rosita Plant, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing in-situ recovery (ISR) uranium plant expected to reach completion of the modernization and refurbishment program in Q2 2022. The program is on schedule and on budget to meet enCore’s 2023 production target. The Rosita Plant is designed to process uranium feed from multiple satellite operations, all located in the South Texas area, and is 1 of 11 licensed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

About enCore Energy Corp.

enCore Energy is rapidly advancing towards becoming the next producer of American uranium. With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota- based Dewey Burdock and Wyoming Gas Hills projects offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 26-MAY-22